SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2008

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2008

Grupo TMM, S.A.B.

By:
______________________________________
Jacinto Marina

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated February 7, 2008 (GRUPO TMM ANNOUNCES FOURTH-QUARTER AND YEAR END 2007 EARNINGS RELEASE AND CONFERENCE CALL)

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Monica Azar	Kristine Walczak (investors, analysts, media)
Investor Relations	312-726-3600
917-597-5361 or 011-525-55-629-8866 ext. 3421	(kwalczak@dresnerco.com)
monica.azar@tmm.com.mx

GRUPO TMM ANNOUNCES FOURTH-QUARTER AND
YEAR END 2007 EARNINGS RELEASE AND CONFERENCE CALL

(Mexico City, February 7, 2007) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; "TMM") a Mexican intermodal transportation and logistics company, will publish fourth-quarter and full-year 2007 financial results on Wednesday, February 27 after the close of trading on the New York Stock Exchange.

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Thursday, February 28 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial (domestic) or (866)542-4328 (domestic) or (416)641-6127 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=45131.

A replay of the conference call will be available through March 6 at 11:59 p.m. Eastern time, by dialing (800)408-3053 or (416) 695-5800, and entering conference ID 3249128. On the Internet a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=45131.

Headquartered in Mexico City, TMM is a Latin American intermodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.